Exhibit 99.4

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF ONESMART INTERNATIONAL EDUCATION April 28, 2022 GROUP LTD INTERNET - Access “www.voteproxy.com” and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page. TELEPHONE - Call toll-free 1-800-PROXIES (1-800-776-9437) in the United States or 1-718-921-8500 from foreign countries from any touch-tone telephone and follow the instructions. Have your proxy card available when you call. Vote online/phone until 10:00 AM EST on April 22, 2022. MAIL - Sign, date and mail your proxy card in the envelope provided so that your vote is received before 10:00 AM EST on April 22, 2022. ADD YOUR EMAIL ADDRESS O N LINE - Add your email address to your online account at AST for 24/7 access to your account and enroll in eConsent to receive future materials electronically. Update your account today at: www.astfinancial.com/login (see reverse side for instructions) or provide us with your email address in the section entitled “ELECTRONIC SHAREHOLDER COMMUNICATIONS” at the bottom right side of this card or on the reverse side to receive future materials electronically when available. Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet. - - 00030300000000000000 8 042822 1234 MAIN STREET Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT YOU VOTE “FOR” THE RESOLUTIONS. Resolutions presented for consideration by the Annual General Meeting ofShareholders on April 28, 2022. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x FOR AGAINST ABSTAIN 1. As an ordinary resolution, that Xiaoming Li be re-elected as director of the Company, to hold office for a one-year term subject to renewal at the Company’s next annual general meeting. 2. As an ordinary resolution, that Yanyi Tang be re-elected as director of the Company, to hold office for a one-year term subject to renewal at the Company’s next annual general meeting. 3. As an ordinary resolution, that Shengcong Ma be re-elected as director of the Company, to hold office for a one-year term subject to renewal at the Company’s next annual general meeting. 4. As an ordinary resolution, that Mengchu Zhou be re-elected as director of the Company, to hold office for a one-year term subject to renewal at the Company’s next annual general meeting. 5. As an ordinary resolution, that Robert Angell be re-elected as director of the Company, to hold office for a one-year term subject to renewal at the Company’s next annual general meeting. 6. As a special resolution, to approve and adopt an amendment and restatement of the Company’s Fifth Amended and Restated Memorandum of Association, including the change of the Company’s name from “OneSmart International Education Group Ltd” to “Meta Data Limited” (the “Charter Amendment”). JOHN SMITH APT. 203 NEW YORK, NY 10038 Electronic Shareholder Communications Please join the growing number of shareholders who receive emails instead of hard copy shareholder communications. Register online at astfinancial.com or supply your email address below. To change the address on your account or to add the email, please check the box at right. Please indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. Signature of Shareholder Date: Signature of Shareholder Date: COMPANY NUMBER ACCOUNT NUMBER PROXY VOTING INSTRUCTIONS 22-10714-1 C1.1 P45